News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA INCREASES INTEREST IN NORTHWAY TO 100%

January 15, 2007 – American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) is pleased to announce that it has acquired a further 25% interest in the Northway Project, increasing its interest from 75% to 100%. The current acquisition of the final 25% interest in the Northway project is a result of Bonanza’s strategy to acquire advanced stage gold properties in mining friendly areas of Canada and the western United States. Bonanza continues to drill its portfolio of high grade gold properties. The current acquisition complements Bonanza’s gold assets and increases the Corporation’s total gold resources by over 215,000 ounces. These ounces are historical in nature and are not National Instrument 43-101 compliant.

The Northway property is located in Quebec, 25 kilometers south of Matagami and covers 3,600 hectares. The Northway property lies one kilometer along strike to the east of Agnico Eagle’s Vezza deposit and may be a continuation of the same gold zone. As previously reported by Agnico-Eagle Mines Ltd., the Vezza deposit is estimated to contain a historical resource of 2.76 million tons grading 0.136 ounces of gold per ton (375,000 contained ounces of gold).

On the basis of the current acquisition Bonanza controls 100% of the Northway property, which contains a historic resource of 18.2 million tonnes grading 1.48 grams per tonne gold, containing 866,000 ounces of gold. Within this resource, significant higher grade zones are present. The resource remains open to expansion along strike and down dip in several areas.

Bonanza plans an estimated 5,000 meters of Phase I drilling in 25 drill holes along the Northway gold zone planned to commence in first half of this year. The Phase I drilling program will focus on resource expansion and confirmation of the high grade zones. Following completion of Phase I drilling, a Phase II drilling program will support development of a National Instrument 43-101 compliant resource estimate.

Brian Kirwin, Chief Executive Officer stated “this acquisition and resulting addition to the Bonanza’s total gold resources is a further step in accomplishing the Corporation’s Mission of becoming a high grade gold producer based in stable areas of Canada and the United States.”

The following is an updated summary of gold resources controlled by the Company which reflects the additional historical ounces acquired at Northway.

Table 1. MEASURED & INDICATED GOLD MINERAL RESOURCES

Property	Classification	Tonnes	Average Grade	Contained
			(grams/tonne Au)	Ounces of Gold
Copperstone	Measured	10,700	20.91	7,005
	Indicated	960,000	10.63	327,924
	Measured + Indicated	970,700	10.73	334,929
Fenelon	Measured	4,002	18.36	2,377
	Indicated	43,925	19.71	27,840
	Measured + Indicated	47,927	19.61	30,217
TOTAL	Measured + Indicated			365,146

Table 2. ADDITIONAL INFERRED GOLD MINERAL RESOURCES

Property	Classification	Tonnes	Average Grade	Contained
			(grams/tonne Au)	Ounces of Gold
Copperstone	Inferred	189,604	10.87	66,000
Fenelon	Inferred	27,245	12.97	11,000
Taurus	Inferred	21,150,000	1.07	725,000
Northway	Inferred (a)	18,200,000	1.48	866,000
Gold Bar	Inferred (b)	1,475,000	3.12	148,000
TOTAL (c)	Inferred			1,816,000

Resources shown in Table 2 are in addition to the Measured and Indicated resources shown in Table 1. All resources shown in Tables 1 and 2 are NI 43-101 compliant resources, except (a) these resources are historical in nature and were completed by Cyprus Canada Inc. and are not compliant with NI 43-101, investors are cautioned not to rely on these estimates, (b) these resources are historical in nature and were completed by Atlas Precious Metals Inc. and are not compliant with NI 43-101, investors are cautioned not to rely on these estimates, and (c) total inferred gold mineral resource shown includes the Copperstone, Fenelon, and Taurus NI 43-101 compliant resource estimates and historical estimates for the Northway and Gold Bar properties.

Resource estimation methods and parameters for the resources shown in Tables 1 and 2 have been previously disclosed. Please refer to our website at www.americanbonanza.com or to Bonanza’s filings on www.sedar.com.

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, a Qualified Person as defined in Canadian National Instrument 43-101. Rounding of tons as required by reporting guidelines may result in small apparent differences between tons, grade and contained ounces gold. For additional information about Bonanza please visit our website at www.americanbonanza.com.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is well financed with no long-term debt. For additional information please visit our website at: www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES

This news release uses the terms. “Measured and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Longview Strategies Incorporated
Attention: Michael Rodger
Phone: 604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com